KFx , Inc.

Common Stock and Warrant Purchase Agreement

Dated as of March 28, 2002

KFx, Inc.

Common Stock and Warrant Purchase Agreement

THIS COMMON STOCK AND WARRANT PURCHASE AGREEMENT (this "Agreement") is entered into as of March 28, 2002, by and among KFx, Inc., a Delaware Corporation (the "Company"), and the parties listed on the Schedule of Investors attached hereto as Exhibit E (each, an "Investor" and collectively, the "Investors"), with reference to the following facts:

WHEREAS, the Company has authorized the sale and issuance of two million (2,000,000) shares of its Common Stock (the "Shares") pursuant to the terms of this Agreement;

WHEREAS, the Company has authorized the issuance of warrants, in substantially the form attached hereto as Exhibit A, to purchase two million two hundred fifty thousand (2,250,000) shares of Common Stock (the "Warrants") pursuant to the terms of this Agreement; and

WHEREAS, the Company wishes to sell to the Investors, and the Investors wish to purchase, the Shares and Warrants on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth in this Agreement, the parties agree as follows:

    Authorization and Sale of the Shares.

      Authorization. The Company has authorized the issuance and sale pursuant to the terms and conditions hereof of two million (2,000,000) shares of its Common Stock and Warrants to purchase two million two hundred fifty thousand (2,250,000) shares of Common Stock on exercise of the Warrants.

      Issuance and Sale of the Shares and Warrants. Subject to the terms and conditions hereof, each Investor agrees, severally but not jointly, to purchase, and the Company agrees to issue and sell to each such Investor, at the Closing (as defined in section 1.3): (a) the number of shares of Common Stock set forth opposite the name of such Investor on the Schedule of Investors at a purchase price of $2.50 per share, and (b) Warrants to purchase the number of shares of Common Stock set forth opposite the name of such Investor on the Schedule of Investors at a price of $2.75 per share of Common Stock, as that amount may be adjusted pursuant to the Warrants (the "Exercise Price"). The total purchase price payable by each Investor for the number of Shares and Warrants that such Investor is hereby agreeing to purchase is set forth opposite the name of such Investor under the heading "Aggregate Investment Amount" on the Schedule of Investors.

      Closing; Delivery.

        Closing. Upon satisfaction of the conditions set forth in sections 5 and 6, the closing of the purchase, sale and issuance of the Shares and Warrants listed on the Schedule of Investors attached hereto shall take place at the offices of Shartsis, Friese & Ginsburg LLP, 18th Floor, One Maritime Plaza, San Francisco 94111, on March 28, 2002 (the "Closing Date"), at 10:00 a.m., or at such other time and place as the parties may agree (the "Closing").

        Delivery at the Closing. Subject to the terms of this Agreement, at the Closing the Company will deliver to each Investor listed on the Schedule of Investors: (i) a stock certificate representing the number of shares of Common Stock set forth opposite the name of such Investor on the Schedule of Investors; and (ii) a Warrant to purchase the number of shares of Common Stock set forth opposite the name of such Investor on the Schedule of Investors against delivery to the Company by each such Investor at the Closing of a wire transfer of funds for the aggregate purchase price of the shares of Common Stock acquired by such Investor.

        Option to Make Additional Investment. At any time and from time to time on or before June 30, 2002, the Investors or their designees shall have the option to purchase from the Company additional shares of Common Stock and warrants to purchase Common Stock for up to an aggregate purchase price of $10,000,000 on the same terms and conditions as set forth in this Agreement and the other Related Documents. Any such subsequent investor shall be deemed a party to this Agreement and the other Related Documents, shall be deemed to be an "Investor," "Grantee" or "Holder," as the case may be, hereunder and thereunder, and shall have the rights and obligations of an "Investor," "Grantee" or "Holder," as the case may be, hereunder and thereunder. The proceeds from any such additional investment shall be used as determined by such Investors and the Company, but will be used in connection with capital funding for Pegasus Technologies, Inc., a South Dakota corporation.

    Representations, Warranties and Agreements of the Company. For purposes of this Section 2, all references to the "Company" in sections 2.1(a), 2.5, 2.7, 2.8-2.21 and 2.23 shall be deemed to be a reference to the Company and its significant subsidiaries listed on Schedule 2.0. The Company hereby represents and warrants to each Investor that except as set forth on the Schedules attached hereto (which exceptions shall be deemed to be representations and warranties as if made hereunder):

      Organization; Standing and Power.

        The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, (ii) has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as presently conducted and as proposed hereafter to be conducted, and (iii is duly qualified and in good standing to do business as a foreign corporation in each and every jurisdiction where its assets are located and wherever such qualification is necessary to carry out its business and operations, except where the failure to so qualify or be in good standing would not have a material adverse effect on the condition (financial or otherwise), business, operations, assets or prospects of the Company (the "Condition of the Company"); or

        The Company has all requisite corporate power and authority to execute and deliver, and perform all of its obligations under this Agreement, the Investors' Rights Agreement (as defined in Section 5.8), the Put and Call Option Agreement (as defined in Section 5.9) and Warrants (collectively, the "Related Documents").

      Capitalization; Reserved Stock, Preemptive Rights. The total authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, of which 30,275,879 shares of Common Stock are issued and outstanding, and 20,000,000 shares of Preferred Stock, of which no shares are issued. All issued and outstanding shares of Common Stock have been duly and validly issued, are fully paid and nonassessable and have been issued in accordance with all applicable federal and state securities laws. Except for (a) 6,394,000 shares of Common Stock reserved for issuance on conversion of options that are or are expected to be outstanding or reserved for issuance under the Company's equity incentive plans described in SEC Reports (as defined in Section 2.6), (b) 1,050,000 shares of Common Stock reserved for issuance on conversion of options granted to certain individuals, (c) 1,604,000 shares of Common Stock reserved for issuance on conversion of certain convertible debentures due on July 25, 2002, (d) shares of Common Stock reserved for issuance on exercise of Cinergy Corp.'s rights to convert up to $3.5 million advanced to the Company into Common Stock at a price of $2.75 per share under the Addendum to Blanket Contract, No. 142072, dated May 1, 2001, Project --- Cinergy NOx Compliance Plan, Addendum dated July 24, 2001, (e) 5,223,176 shares of Common Stock received for issuance on exercise of certain outstanding warrants (other than the Warrants), and (f) 2,250,000 shares of Common Stock reserved for issuance on exercise of the Warrants, no other shares have been reserved for issuance and there are no outstanding options, warrants or other rights to subscribe for or purchase from the Company any shares of its capital stock or any securities convertible into or exchangeable for its capital stock. There are no preemptive rights or rights of first refusal or similar rights which are binding on the Company permitting any person to subscribe for or purchase from the Company shares of its capital stock pursuant to any provision of law, the certificate of incorporation or bylaws of the Company or by agreement or otherwise. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the certificate of incorporation of the Company, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable against the Company and in accordance with all applicable laws, rules and regulations.

      Authorization and Binding Obligation.

        The execution and delivery by the Company of this Agreement, the other Related Documents, the performance of the Company's obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby (including the issuance and delivery of the Shares, Warrants and the shares of Common Stock issuable on exercise of the Warrants (collectively referred to herein as the "Securities")) have been duly authorized by all necessary corporate action on the part of the Company and its officers, directors, and stockholders and will not, either prior to or as a result of the consummation of the transactions contemplated by this Agreement and the other Related Documents: (i) violate any law or any governmental rule or regulation applicable to the Company, or any provision of the certificate of incorporation or bylaws of the Company, (ii) violate any contract, indenture, agreement or other instrument to which the Company is a party, or by which the Company or any of its assets or properties are bound, or (iii) be in conflict with, result in a breach of, or constitute (after the giving of notice or lapse of time or both) a default under, or result in the creation or imposition of any lien of any nature whatsoever upon any of the property or assets of the Company pursuant to the provisions of any contract, indenture, agreement or other instrument to which the Company is a party or by which its assets or property is bound, except, in the case of clause (ii) and (iii), where such violation, conflict, breach, default or lien does not have a material adverse effect on the Condition of the Company. The Company is not required to obtain any approval, consent or authorization from, or to file any declaration or statement with, any governmental instrumentality or agency in connection with or as a condition to the execution, delivery or performance of this Agreement (including the issuance and delivery of the Securities) or the other Related Documents, other than (x) approval of the Board of Directors of the Company, which has been obtained, (y) the filing of the Form S-3 with the Securities and Exchange Commission ("SEC") and American Stock Exchange, and (z)  any applicable federal and state securities law filings, which filing or filings, as the case may be, will be made in accordance with applicable laws and regulations. No other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the other Related Documents and the consummation of the transactions contemplated hereby and thereby.

        The Agreement and the Related Documents have been duly executed and delivered by the Company and each of the Agreement and the other Related Documents is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

        The Common Stock that is being issued hereunder, when issued, sold, paid for and delivered in accordance with the terms of this Agreement will be duly and validly issued, fully paid and non-assessable, and free and clear of any restrictions on transfer (other than any restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and state securities laws or restrictions imposed by agreement with the Investors) and any taxes, security interests, options, warrants, purchase rights, preemptive rights, contracts, commitments, equities, claims or demands. The shares of Common Stock issuable on exercise of the Warrants, when issued in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and non-assessable, and free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws) and any taxes, security interests, options, warrants, purchase rights, preemptive rights, contracts, commitments, equities, claims or demands.

      Securities Law Exemption. The offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the Securities Act and applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

      Non-contravention. The Company is not in violation or breach of or in default with respect to, any provision of any contract, agreement, instrument, lease, license, arrangement or understanding to which it is a party, except for violations, breaches or defaults that do not, individually or in the aggregate, have a material adverse effect on the Condition of the Company. Each such contract, agreement, instrument, lease, license, arrangement and understanding is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

      SEC Reports. The Company has timely filed all required reports, schedules, forms, statements, and other documents with the SEC since January 1, 1997 (together with other documents that revise or supersede earlier filed documents, the "SEC Reports"). The Company has delivered or made available to the Investors true and complete copies of the SEC Reports. As of their respective filing dates, the SEC Reports complied in all respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Reports. None of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports complied as of their respective filing dates in all respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Regulation S-X promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date hereof, the Company has, on a timely basis, made all filings required to be made by the Company with the SEC and the Company is eligible to file a registration statement on Form S-3 with respect to outstanding shares of its Common Stock to be offered for sale for the account of any person other than the Company.

      Litigation. There is no action, suit, arbitration or other proceeding or, to the Company's knowledge, any investigation pending or threatened in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have material adverse effect on the Condition of the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the other Related Documents or the right of the Company to execute, deliver and perform under same.

      Financial Statements. The financial statements of the Company included in the SEC Reports (the "Financial Statements") (a) have been prepared (i) in accordance with generally accepted accounting principles ("GAAP") (except that the unaudited Financial Statements have not been reviewed by the independent public accountants of the Company, do not contain footnotes and are subject to year-end adjustments, which will not be material), (ii) on a consistent basis for all periods presented, and (iii) in accordance with the books and records of the Company, (b) are complete and correct in all material respects, and (c) fairly present the financial condition of the Company as at said dates, and the results of operations and cash flows for the periods stated. As of the date hereof, there are no liabilities or obligations of the Company ("Liabilities"), whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due, other than Liabilities that are reflected in the SEC Reports or the Financial Statements or Liabilities incurred since the date of the Financial Statements that are not and would not be, individually or in the aggregate, material to the Condition of the Company. The Company is not aware of any reasonable basis for the assertion against the Company of any other debt, duty, liability, obligation or loss contingency, other than Liabilities, that are not and would not be, individually or in the aggregate, material to the Condition of the Company.

      Use of Proceeds. The proceeds from the sale of the shares of Common Stock shall first be used to pay all remaining amounts due to Pavilion Technologies, Inc. under the Asset Purchase and License Agreement among Pavilion Technologies, Inc., Pegasus Technologies, Inc. and the Company, dated July 31, 2001, except for any royalty payments due under that agreement. Any remaining proceeds shall be used for general corporate purposes. Except as described on Schedule 2.9, the proceeds from the sale of the shares of Common Stock may not be used to redeem, repurchase or otherwise acquire any shares of preferred stock, common stock or other equity securities issued by the Company or any of its subsidiaries listed on Schedule 2.0.

      Intellectual Property.

        The Company owns, or has the contractual right to use, sell or license all intellectual property necessary or required for the conduct of its business as presently conducted and as proposed to be conducted, including, without limitation, all trade secrets, processes, source code, licenses, trademarks, service marks, trade names, logos, brands, copyrights, patents, franchises, domain names and permits (all such intellectual property and the rights thereto are collectively referred to as the "Company IP Rights"), except for any failure to own or have the right to use, sell or license that would not have a material adverse effect on the Condition of the Company. Set forth in the SEC Reports or on Schedule 2.10 are all (i) patents, applications for patents, registrations of trademarks and applications therefor, and registrations of copyrights and applications therefor that are owned by the Company, and (ii) unexpired licenses relating to the Company IP Rights that have been granted to the Company and that are material to the conduct of the Company's business as presently conducted or as proposed to be conducted, but excluding end-user licenses granted to the Company relating to standard "off the shelf" software that is generally available on commercially reasonable terms.

        Neither the execution, delivery and performance of this Agreement or the other Related Documents nor the consummation of the transactions contemplated hereby or thereby will (i) constitute a breach of any instrument or agreement governing any Company IP Rights, (ii) cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company IP Rights or (iii) impair the right of the Company to use, sell or license any Company IP Rights or portion thereof, except for any such breach, forfeiture, termination, right of forfeiture or termination or impairment that would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company.

        The manufacture, marketing, license, sale or intended use of any product currently licensed or sold by the Company is not in breach of any material license or agreement between the Company and any third party or has not infringed and is not infringing on any intellectual property right of any other party. To the best of the Company's knowledge, there is no claim or litigation, pending or threatened, which contests the validity, ownership or right to use, sell, license or dispose of any Company IP Rights.

        Except as set forth in Schedule 2.10, the Company owns the Company IP Rights free and clear of all liens or other encumbrances. The Company has not received any communications alleging that the Company has violated or, by conducting its business presently conducted or as proposed to be conducted, violates or will violate any intellectual property rights of any other person or entity.

      Title to Property and Assets. The Company does not own any real property. The Company has good and marketable title to or, in the case of leases and licenses, has valid and subsisting leasehold interests or licenses in, all of its properties and assets of whatever kind (whether real or personal, tangible or intangible) free and clear of any liens or other encumbrances, except for liens or other encumbrances that are not, individually or in the aggregate, material to the Condition of the Company. No person other than the Company owns any equipment or other tangible assets or property situated on the premises of the Company that is necessary to the operation of the business of the Company as conducted or as proposed to be conducted, except for leased items that are leased. With respect to property leased by the Company, the Company has a valid leasehold interest in such property pursuant to leases which are in full force and effect, and the Company is in compliance in all material respects with the provisions of such leases. All facilities, equipment and other material items of tangible property and assets of the Company are in good operating condition and repair, subject to normal wear and maintenance.

      Compliance with Laws. The Company is and has been in compliance with all laws, rules, regulations, orders, judgments or decrees that are applicable to the Company, the conduct of its business as presently conducted and as proposed to be conducted, and the ownership of its property and assets (including, without limitation, all Environmental Laws (as defined below) and laws related to occupational safety, health, wage and hour, and employment discrimination), and the Company is not aware of any state of facts, events, conditions or occurrences that may now or hereafter constitute or result in a violation of any of such laws, rules, regulations, orders, judgments or decrees or that may give rise to the assertion of any such violation, the effect of which could have a material adverse effect on the Condition of the Company. All required reports and filings with governmental authorities have been properly made as and when required, except where the failure to report or file would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company. "Environmental Laws" means all federal, state, local and foreign laws, ordinances, treaties, rules, regulations, guidelines and permit conditions relating to contamination, pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to transportation, storage, use, manufacture, disposal or release of, or exposure of employees or others to, Hazardous Materials (as defined below) or emissions, discharges, releases or threatened releases of Hazardous Materials. "Hazardous Materials" means any substance that has been designated by any governmental entity or by applicable Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to Environmental Laws, but excluding office and janitorial supplies maintained in accordance with Environmental Laws.

      Licenses and Permits. The Company has obtained and maintains all federal, state and local licenses, permits, consents, approvals, registrations, memberships, authorizations and qualifications required to be maintained in connection with the operations of the Company as presently conducted and as proposed to be conducted, and all such licenses, permits, consents, approvals, registrations, memberships, authorizations and qualifications obtained are valid and in full force and effect.

      Related Entities. Except as described in Schedule 2.14, the Company does not presently own or control, directly or indirectly, any interest in any other subsidiary, corporation, association or other business entity. Except as described in Schedule 2.14, the Company is not a party and is not currently in any negotiations to become a party to any joint venture, partnership or similar arrangement.

      Changes. Since the date of the most recent SEC Report, the Company has operated its business diligently and in the ordinary course of business and there has not been, or the Company has not caused, permitted or suffered to exist:

        any material adverse change in the Condition of the Company;

        any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the Condition of the Company;

        any waiver or compromise by the Company of a valuable right or of a material debt owed it;

        sold, encumbered, assigned or transferred any assets or properties of the Company, other than in the ordinary course of business;

        incurred any liability whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than in the ordinary course of business;

        created, incurred, assumed or guaranteed any indebtedness or subjected any of its assets to any lien or encumbrance, except for indebtedness, liens or encumbrances that are not, individually or in the aggregate, material to the Condition of the Company;

        declared, set aside or paid any dividends or made any other distributions in cash or property on the Company's capital stock;

        directly or indirectly redeemed, purchased or otherwise acquired any shares of capital stock of the Company;

        suffered any resignation or termination of employment of any key officers or employees;

        except in the ordinary course of business of the Company, increased the compensation payable or to become payable by the Company to any of its officers, employees or directors or increased any bonus, insurance, pension or other employee benefit plan, payment or arrangement made by the Company for or with any such officers, employees or directors;

        made any direct or indirect loan to any stockholder, employee, officer or director of the Company, other than advances made in the ordinary course of business;

        changed any agreement to which the Company is a party which materially and adversely affects the Condition of the Company; or

        entered into any agreement or commitment to do any of the things described in this section 2.15.

      Employee Benefit Plans. Set forth in the SEC Reports or on Schedule 2.16 are all "employee benefit plans," as such term is defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), to which the Company has any liability or obligation, contingent or otherwise. All such employee benefit plans comply and have been maintained and administered in compliance with ERISA, the Internal Revenue Code of 1986, as amended (the "Code"), and all other statutes, orders and governmental rules and regulations applicable to such employee benefit plans. The Company has not incurred any liability pursuant to ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by the Company, or in the imposition of any lien on any of the rights, properties or assets of the Company pursuant to ERISA or to such penalty or excise tax provisions of the Code. The Company does not maintain or contribute to, and has not maintained or contributed to, any "multiemployer plan," as such term is defined in ERISA.

      Taxes. The Company has timely filed all tax returns and reports (federal, state and local) required to be filed and these returns and reports are true and correct in all material respects. The Company has paid all taxes and other assessments shown to be due on such returns or reports. Neither the Internal Revenue Service nor any state or local taxing authority has, during the past three years, examined or informed the Company it is in the process of examining, any such tax returns and reports. The provision for taxes of the Company, as shown on the most recent Financial Statements, is adequate for taxes due or accrued as of the date thereof. The Company has not elected, pursuant to the Code, to be treated as a collapsible corporation pursuant to Section 341(f) of the Code, nor has it made any other elections pursuant to the Code (other than elections that relate solely to methods of accounting, depreciation or amortization) that would have a material effect on the Condition of the Company. The Company has provided adequate accruals in accordance with generally accepted accounting principals in its financial statements for any taxes that have not been paid, whether or not shown as being due on any tax returns.

      Insurance. The Company has in full force and effect fire, casualty and liability insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow the Company to replace any of its properties that might be damaged or destroyed to the extent and in the manner customary for companies in similar business similarly situated.

      Employees. The Company does not have any collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company. The Company is not aware that any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

      Material Contracts. Set forth in the SEC Reports are all contracts, agreements, commitments and arrangements that are material, necessary or otherwise desirable to conduct the Company's business as presently conducted or as proposed to be conducted ("Material Contracts"). Except for matters disclosed in Schedule 2.14, the Company has no pending or contemplated Material Contracts. The Material Contracts are valid and in full force and effect as to the Company, and, to the best of the Company's knowledge, to the other parties thereto. Except as otherwise disclosed herein, the Company is not in violation of, or default under (and there does not exist any event or condition which, after notice or lapse of time or both, would constitute such a default under), the Material Contracts, except to the extent that such violations or defaults, individually or in the aggregate, could not reasonably be expected to (a) affect the validity of this Agreement or the other Related Documents, (b) have a material adverse effect on the Condition of the Company, or (c) impair the ability of the Company to perform fully on a timely basis any material obligation which the Company has or will have under this Agreement or the other Related Documents. To the Company's knowledge, none of the other parties to any Material Contract are in violation of or default under any Material Contract in any material respect. The Company has not received any notice of cancellation or any written communication threatening cancellation of any Material Contract by any other party thereto. The Company is not a party to and is not bound by any contract, agreement or instrument, or subject to any restriction under its certificate of incorporation, as amended, bylaws or other governing documents that materially adversely affects (i) it business as presently conducted or as proposed to be conducted or (ii) the Condition of the Company.

      Significant Customers and Suppliers. No customer or supplier that was significant to the Company during the period covered by the Financial Statements for the past two years from the date hereof or that has been significant to the Company thereafter, has terminated, materially reduced or threatened to terminate or material reduce its purchases from or provision of products or services to the Company.

      Brokers and Finders. The Company has not employed any broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement that would be entitled to a broker's, finder's or similar fee or commission in connection herewith and therewith.

      Foreign Corrupt Practices. Neither the Company nor any director, officer, employee, agent or other person acting on behalf of the Company has, in the course of that person's actions for, or on behalf of, the Company, (a) used any corporate assets for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee, (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, or (d) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic governmental official or employee.

      American Stock Exchange. The Company's Common Stock is listed on the American Stock Exchange, and there are no proceedings to suspend or revoke such listing.

      Disclosure. This Agreement, Schedules and Exhibits hereto, the other Related Documents, and all other documents delivered to the Investors in connection herewith or therewith at the Closing, do not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no facts that, individually or in the aggregate, materially adversely affect the Condition of the Company that has not been disclosed to the Investors in this Agreement (including the Schedules and Exhibits hereto), the other Related Documents and the SEC Reports.

      No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the Securities Act of the issuance of the Securities to the Investors. The issuance of the Securities to the Investors will not be integrated with any other issuance of the Company's securities (past, current or future) for purposes of the Securities Act or any applicable rules of the American Stock Exchange or any other exchange or market on which the Company's securities are then listed or traded.

    Representations and Warranties of each Investor. Each Investor, severally but not jointly, represents and warrants to the Company that:

      Investment Intent. The Investor is acquiring the Securities pursuant to this Agreement with its own funds for its own account and not as a nominee or agent for the account of any other person. No other person has any interest, beneficial or otherwise, in any of the Securities to be purchased by the Investor. Except as provided herein, the Investor is not obligated to transfer any Securities to any other person, nor does the Investor have any agreement or understanding with any other person to do so. The Investor is purchasing the Securities for investment purposes and not with a view to the sale or distribution of any Securities, by public or private sale or other disposition, and the Investor has no intention of selling, granting any participation in or otherwise distributing or disposing of any of the Securities. The Investor does not intend to subdivide or transfer to any other person the Securities acquired by the Investor herewith. Notwithstanding the foregoing, the disposition of the Investor's property shall be at all times within the Investor's own control, and the Investor's right to sell or otherwise dispose of all or any part of the Securities purchased by it pursuant to an effective registration statement under the Securities Act or under an exemption under the Securities Act shall not be prejudiced. Nothing herein shall prevent the distribution of any Securities to any member, partner or stockholder, former member, partner or stockholder of the Investor in compliance with the Securities Act and applicable state "blue sky" laws.

      No Public Offering. The Investor is able to bear the economic risk of its investment in the Securities. The Investor is aware that it must be prepared to hold the Securities for an indefinite period and that the Securities have not been, and when issued will not be, registered under the Securities Act or registered or qualified under any state securities law, on the ground that the Securities are being issued by the Company without any public offering within the meaning of Section 4(2) of the Securities Act. The Investor has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management. The Investor is not subscribing for the Securities as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any solicitation of a subscription by any person not previously known to the Investor in connection with investments in securities generally.

      Securities will be "Restricted Securities". The Investor understands that the Securities will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and, accordingly, that the Securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Investor understands and agrees that, except as provided herein and in the Investors' Rights Agreement, the Company is not under any obligation to register the Securities under the Securities Act.

      Accredited Investor. The Investor has been advised or is aware of the provisions of Regulation D under the Securities Act relating to the accreditation of investors, and the Investor is an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act.

      Sophistication of the Investor. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment contemplated by this Agreement and has the capacity to protect its own interests. The Investor acknowledges that investment in the Securities is highly speculative and involves a substantial and high degree of risk of loss of the Investor's entire investment. The Investor has adequate means of providing for current and anticipated financial needs and contingencies, is able to bear the economic risk of the investment for an indefinite period of time and has no need for liquidity of the investment in the Securities and could afford complete loss of such investment.

      Brokers' Fees. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Investor.

      Organization. Unless the Investor is an individual, the Investor is a corporation, limited liability company or limited partnership, as the case may be, duly organized, validly existing and in good standing in the jurisdiction of its formation. The Investor has all requisite power and authority to execute, deliver and carry out the terms of this Agreement and the Investors' Rights Agreement.

      Execution and Binding Effect. The execution and delivery of this Agreement and the Investors' Rights Agreement and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of the Investor. Upon the execution and delivery by the Investor, this Agreement and the Investors' Rights Agreement shall constitute the legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or other laws relating to or limited creditors' rights generally or by equitable principles relating to enforceability.

    Certain Covenants of the Company.

      Notices of Certain Events. The Company shall promptly notify the Investors of the Company obtaining knowledge of the occurrence, or failure to occur, of any event which occurrence or failure to occur will be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

      Efforts. The Company shall cooperate and use its best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the other Related Documents and to fulfill the conditions to the sale and issuance of the Securities, including, without limitation, its best efforts to (a) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company, and (b) defend against and respond to any action, suit, proceeding or investigation relating to the transactions contemplated by this Agreement and the other Related Documents, in each case as are necessary for consummation of the transactions contemplated by this Agreement, the other Related Documents and to fulfill the conditions to the sale and issuance of the Securities.

      No Integration. The Company will not make any offers or sales of any security (other than the Securities) under circumstances that would cause the offering of the Securities to be integrated with any other offering of securities by the Company (a) for the purposes of any stockholder approval provision applicable to the Company or its securities, or (b) for purposes of any registration requirement under the Securities Act.

    The Investor's Conditions to the Closing. Each Investor's obligation to purchase and pay for the Securities is subject to the fulfillment to such Investor's satisfaction at the Closing of the following conditions:

      Representations and Warranties. The representations and warranties of the Company contained in section 2 shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the date of the Closing.

      Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed by it or with which it is required to have complied on or before the Closing.

      Securities Compliance. The Company shall have taken all action necessary to comply with any federal or state securities laws applicable to the transactions contemplated hereunder.

      Consents, Permits, and Waivers. The Company shall have obtained any and all consents, licenses, permits, orders, authorizations, waivers and the like necessary or appropriate for consummation of the transactions contemplated by this Agreement and the other Related Documents (except for such as may be properly obtained subsequent to the Closing).

      Stockholder Approval. The Company shall have satisfied all stockholder approval requirements of applicable law, rule or regulation, including provisions of the American Stock Exchange, or any other exchange or market on which the Common Stock is then listed or traded.

      Absence of Litigation. No proceeding challenging this Agreement, the other Related Documents or the transactions contemplated hereby or thereby, or seeking to prohibit, alter, prevent or delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

      Compliance Certificate. The Company shall deliver to each Investor at the Closing, relating to such Investor's purchase of shares of Common Stock and the issuance of the Warrants, a certificate signed by the President of the Company stating that the Company has complied with or satisfied each of the conditions to the Investor's obligation to consummate the Closing set forth in sections 5.1 through 5.6, unless waived in writing by the Investor.

      Investors' Rights Agreement. The Investors' Rights Agreement, in substantially the form attached hereto as Exhibit B (the "Investors' Rights Agreement"), shall have been executed by all the parties thereto on or prior to such Closing.

      Put and Call Option Agreement. The Put and Call Option Agreement, in substantially the form attached hereto as Exhibit C (the "Put and Call Option Agreement"), shall have been executed by all the parties thereto on or prior to such Closing.

      Opinion of Counsel. The Company shall deliver to each Investor at the Closing an opinion of counsel for the Company, dated as of the Closing, in the form attached hereto as Exhibit D.

      Expenses. At the Closing, the Company shall pay the legal fees and expenses of Shartsis, Friese & Ginsburg LLP ("SF&G") (legal counsel only for Westcliff Capital Management, LLC and its affiliates (collectively, "Westcliff")) and all due diligence fees and expenses incurred by Westcliff, incurred in connection with this Agreement, the other Related Documents and the transactions contemplated hereby and thereby. For the avoidance of doubt, no fees paid to SF&G pursuant to this section 5.11 shall be deemed to be payment to counsel for the Investors as required to be made by the Company pursuant to section 2.7 of the Investors' Rights Agreement.

      Legal Matters. All matters of a legal nature which pertain to this Agreement and the transactions contemplated hereby shall have been approved by each Investor's counsel.

      Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

    The Company's Conditions to the Closing. The Company's obligation to deliver the Securities at the Closing is subject to the fulfillment to the Company's satisfaction at such Closing of the following conditions:

      Representations and Warranties. The representations and warranties of each Investor contained in section 3 hereof shall be true and correct on and as of the Closing.

      Performance. The Investors shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in the Agreement that are required to be performed by it or them or with which it or they are required to have complied on or before the Closing.

    Transfer of Securities; Legends.

      Nontransferability. The Securities are not transferable except upon the conditions specified in the Investors' Rights Agreement and applicable federal and state securities laws.

      Certificates to be Legended. The Investor understands that each stock certificate representing Securities acquired hereunder will bear a legend on the face thereof (or on the reverse thereof with a reference to such legend on the face thereof) in substantially the following form:

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND THUS MAY NOT BE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER THAT ACT OR SUCH LAWS OR UNLESS, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER, SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

      Removal of Legend. The Company shall promptly reissue unlegended certificates at the request of any holder thereof if the holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably satisfactory to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend.

    Miscellaneous.

      Public Statements or Press Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its suppliers or customers, with respect to this Agreement or the other Related Documents or the transactions provided for herein or therein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, provided, that nothing in this Section 8.1 shall prevent any of the parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

      Survival of Warranties. The warranties, representations and covenants of the Company and each Investor contained in or made pursuant to this Agreement or the other Related Documents shall survive the execution and delivery of this Agreement and the Closing. The Company agrees to indemnify and hold harmless each Investor and its respective members, managers, partners, officers, directors, employees and agents from and against all losses, claims, expenses, judgments, damages and liabilities, including attorney fees and expert fees, which arise in connection with or arise out of the breach of any representations, warranties, agreements and/or covenants of the Company contained in this Agreement or the other Related Documents.

      Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors holding more than two-thirds of the outstanding shares of Common Stock acquired hereunder. Any amendment or waiver effective in accordance with this Section 8.3 shall be binding upon each Investor, his, her or its heirs, representatives or permitted assigns, and the Company and its heirs, representatives and permitted assigns.

      Notices. Any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally or transmitted by facsimile transmission with receipt acknowledged by the addressee, three days after being mailed by first class mail, or the next business day after being deposited for next-day delivery with a nationally recognized, receipted, overnight delivery service, charges and postage prepaid, properly addressed to the party to receive such notice at the address(es) specified on the signature page of this Agreement for the Company and on Exhibit E for each Investor (or at such other address as shall be specified by like notice).

      Entire Agreement. This Agreement (including the Schedules and Exhibits, and the other Related Documents) contains the entire agreement of the parties and supersede all prior negotiations, correspondence, term sheets, agreements and understandings, written and oral, between or among the parties regarding the subject matter hereof.

      Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the respective heirs, representatives, successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective heirs, representatives, successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

      Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, such provision shall be replaced with a provision that accomplishes, to the extent possible, the original business purpose of such provision in a valid and enforceable manner, and the balance of the Agreement shall be interpreted as if such provision were so modified and shall be enforceable in accordance with its terms.

      Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the law of the State of New York, without regard to that state's conflict of laws principles.

      Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or the other Related Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

      Interpretation. This Agreement and the other Related Documents shall be construed according to its fair language. The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement and the other Related Documents.

      Further Assurances. Each party shall execute such other and further certificates, instruments and other documents as may be reasonably necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

      Counterparts. This Agreement and the other Related Documents may be executed in any number of counterparts, each of which shall constitute an original, and all of which together shall be considered one and the same agreement.

      Assignment. Each Investor may assign or transfer all or any part of the Securities acquired hereunder provided that the conditions specified in section 7 are satisfied, which conditions are, among other things, intended to insure compliance with the provisions of the Securities Act and state securities laws in respect of the transfer of any of the Securities acquired hereunder. The Company shall not assign this Agreement or any rights hereunder or delegate any duties hereunder. Any attempted or purported assignment or delegation in violation of the preceding sentence shall be void.

      Titles and Subtitles. The titles and subtitles used in this Agreement or the other Related Documents are used for convenience only and are not to be considered in construing or interpreting this Agreement or the other Related Documents.

      Exculpation Among Investors. Each Investor acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers, directors, employees and agents in making its investment or decision to invest in the Company. Each Investor agrees that no Investor nor the respective controlling person, officers, directors, partners, members, managers, agents or employees of any Investor shall be liable to any other Investor for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Securities or the execution of or performance under any of this Agreement or the other Related Documents.

      Representation. Each party hereto acknowledges that (a) Westcliff Capital Management, LLC retained SF&G to represent Westcliff in connection with this Agreement, the other Related Documents and the transaction related hereto and thereto, (b) the interests of Westcliff may not necessarily coincide with the interests of other Investors, (c) SF&G does not represent any Investor other than Westcliff in connection with the transaction contemplated hereby and thereby, and (d) each Investor has consulted with, or has had an opportunity to consult with, its own legal counsel and has not relied on SF&G for legal counsel in connection with this Agreement, the Related Documents and the transactions related hereto and thereto.

[Remainder of this page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first set forth above.

THE COMPANY

KFx, Inc.

By:

Print Name:

Title:

Address: 3300 East First Avenue, Suite 290

Denver, CO 80206
Facsimile: (303) 293-8430

with a copy to:

Leslie J. Goldman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

Facsimile: (202) 393-5719

THE INVESTORS:
WESTCLIFF AGGRESSIVE GROWTH, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager	WESTCLIFF ENERGY PARTNERS, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager
WESTCLIFF PARTNERS, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager	WESTCLIFF LONG/SHORT, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager
WESTCLIFF PUBLIC VENTURES FUND, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager	WESTCLIFF SMALL CAP FUND, L.P. By: Westcliff Capital Management, LLC Its: General Partner By: Richard S. Spencer III, Manager
CANCER CENTER OF SANTA BARBARA By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager	WESTCLIFF MASTER FUND, LTD. By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager
PARKER FOUNDATION By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager	PALM TRUST By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager
UNIVERSITY OF SAN FRANCISCO By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager	WESTCLIFF FOUNDATION By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager
WESTCLIFF PROFIT SHARING AND MONEY PURCHASE PENSION PLAN By: Westcliff Capital Management, LLC Its: Investment Adviser and Attorney-In-Fact By: Richard S. Spencer III, Manager

NORANDA FINANCE, INC. RETIREMENT PLAN FOR AFFILIATED COMPANIES TRUST

By: Mellon Bank, N.A., solely in its capacity as Trustee for the Noranda Finance, Inc. Retirement Plan for Affiliated Companies Trust (as directed by Westcliff Capital Management, LLC), and not in its individual capacity

By:

Bernadette T. Rist
Authorized Signatory

PENINSULA FUND, L.P. By: Peninsula Capital Management, Inc. Its: General Partner By: Scott Bedford, President

COMMON SENSE PARTNERS, L.P.

By: Peninsula Capital Management, Inc.
Its: Investment Adviser

By:

Scott Bedford, President

By: Common Sense Investment Management, LLC

Its: General Partner

By:

Scott A. Thompson
Director and Senior Vice President Finance

RAM TRADING, LTD. By: Ritchie Capital Management, LLC Its: Investment Adviser By: David Popovich, Chief Financial Officer

EXHIBIT A

FORM OF WARRANT

EXHIBIT B

INVESTORS' RIGHTS AGREEMENT

EXHIBIT C

PUT AND CALL OPTION AGREEMENT

EXHIBIT D

LEGAL OPINION

EXHIBIT E

SCHEDULE OF INVESTORS

Investor Name and Address	Shares of Common Stock	Shares of Common Stock Issuable On Exercise of the Warrant	Aggregate Investment Amount
Westcliff Aggressive Growth, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	31,943	35,936	$79,857.50
Westcliff Energy Partners, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	202,830	228,184	$507,075.00
Westcliff Partners, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	72,702	81,790	$181,755.00
Westcliff Long/Short, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	20,861	23,469	$52,152.50
Westcliff Public Ventures Fund, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	267,012	300,388	$667,530.00
Westcliff Small Cap Fund, L.P. 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	25,218	28,370	$63,045.00
Cancer Center of Santa Barbara c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	17,059	19,191	$42,647.50
Westcliff Master Fund, Ltd. c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	167,045	187,926	$417,612.50
Parker Foundation c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	33,510	37,699	$83,775.00
Palm Trust c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	31,469	35,402	$78,672.50
University of San Francisco c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	33,810	38,036	$84,525.00
Westcliff Foundation c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	7,559	8,504	$18,897.50
Westcliff Profit Sharing and Money Purchase Pension Plan c/o Westcliff Capital Management, LLC 200 Seventh Avenue, Suite 105 Santa Cruz, CA 95062 Fax: (831) 479-3642	4,990	5,614	$12,475.00
Noranda Finance, Inc. Retirement Plan for Affiliated Companies Trust c/o Mellon Bank, N.A. One Mellon Bank Center Pittsburgh, PA 15258-0001 Attention: Bernadette T. Rist	283,992	319,491	$709,980.00
Peninsula Fund, L.P. c/o Scott Bedford Peninsula Capital Management, Inc. One Sansome Street, Suite 3134 San Francisco, CA 94104	268,000	301,500	$670,000.00
Common Sense Partners, L.P. c/o Scott Bedford Peninsula Capital Management, Inc. One Sansome Street, Suite 3134 San Francisco, CA 94104	132,000	148,500	$330,000.00
Ram Trading, Ltd. c/o David Popovich Ritchie Capital Management, LLC 210 East State Street Batavia, IL 60510	400,000	450,000	$1,000,000.00
TOTAL

For any notice to a Westcliff-related entity, send a copy to:

John F. Milani, Esq.

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

Fax: (415) 421-2922